December 31, 2025

Brian Windsor, Ph.D.
President and Chief Executive Officer
Rein Therapeutics, Inc.
12407 N. Mopac Expy., Suite 250 #390
Austin, Texas 78758

       Re: Rein Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 29, 2025
           CIK 0001420565
Dear Brian Windsor, Ph.D.:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Daniel K. Donahue